











A CAJUN LIFE
AS GOOD AS IT GETS
BLACKENING RUB
ALL PURPOSE CAJUN SEASONING
CHICKEN RUB
SEAFOOD RUB
MESQUITE BBQ RUB

RLFE

Our Life Foods Small Business Bond™

Bond Terms: *Amended For Material Changes

Bond Yield: 8%

Target Raise Amount: $205,000

Offering End Date: April 7th, 2021

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $50,000

Company Details:

Name: Our Life Foods, Inc.

Founded: 2012

Address: 179 SE 46th Dr Gresham, OR 97080

Industry: Grocery Product Merchant

Employees: 1

Website: http://www.ourlifefoods.com/

Use of Funds Allocation:

- (100%) $205,000- Debt Refinance

Social:Combined

Facebook 15.1k followers

Instagram 19.4k followers



SMBX



Business Metrics:

	Most recent fiscal year-end: 2019	Prior fiscal year-end: 2018
Total Assets	$345,168	$39,200
Cash & Cash Equivalents	$20,275	$3,953
Accounts Receivable	$60,422	$24,264
Short-term Debt	$347,865	$192,859
Long-term Debt	$452,548	$117,669
Revenues / Sales	$489,576	$382,988
Cost of Goods Sold	$324,625	$211,540
Taxes & Licenses	$0	$0
Net Income	$-145,487	$-154,407
Gross Margins	34%	45%

Recognition:

Carried coast to coast and internationally in the Caribbean and Australia. Retailers include:
- Walmart
- Safeway
- Albertsons
- HEB
- Kroger

About:

Our Life Foods was founded in 2016 by native Louisianan Chris Fontenot to solve for the lack of good, quality Cajun products being sold outside the South. Launching with flagship brand A Cajun Life®, Chris set out to create a line of products that brought true Cajun flavor to homes across the country. Made, grown, manufactured and produced in Louisiana, A Cajun Life® offers consumers authentic, Certified Cajun foods in retailers across the US, as well as Canada, the Caribbean, and Australia.

In 2019 Our Life Foods broadened their offerings by acquiring Swamp Pop, a Louisiana-based craft beverage company known for naturally-flavored sugar cane sodas. The Swamp Pop and A Cajun Life® brands capture the taste of Louisiana's authentic cuisine.

Our Life Foods currently has five product lines, all of which boast attributes such as lower sodium, gluten-free, no MSG, and the Certified Cajun Seal awarded by the Louisiana Department of Agriculture and Forestry: A Cajun Life® Seasoning and Rubs, A Cajun Life® Mixes, boxed meals, a single serve portions line, and Swamp Pop sugar cane sodas.

Our Life Foods brands are sold in over 5000 retail outlets, including major retailers like Walmart, Kroger, H-E-B, Publix, Meijer, Stop and Shop, Cracker Barrel, and Safeway. With nearly 100% 5 star customer reviews, they are a company committed to bringing great tasting authentic Cajun food and lifestyle products to homes all across the globe.

